________________________________________________________________________________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

(Rule 14d-100)
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)

Westin Hotels Limited Partnership

(Name of Subject Company)

Starwood Hotels & Resorts Worldwide, Inc.

WHLP Acquisition LLC

(Names of Offerors)

UNITS OF LIMITED PARTNERSHIP INTEREST

(Title of Class of Securities)

960 377 109

(CUSIP Number of Class of Securities)

Kenneth S. Siegel, Esq.

Executive Vice President, General Counsel and Secretary
Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, NY 10604
(914) 640-8100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Thomas W. Christopher, Esq.

Kirkland & Ellis LLP
153 East 53rd Street
New York, New York 10022
(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:

$94,920,000*	$7,679.03**

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value was derived by multiplying 135,600 (the number of units of limited partnership interest of registrant outstanding as of November 15, 2003 according to the Schedule 14D-9 filed by the registrant with the Securities and Exchange Commission on November 18, 2003) by $700 (the purchase price per unit offered to be purchased).

**	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals 0.008090% of the transaction valuation.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     ☑    Third-party tender offer subject to Rule 14d-1

     ☐    Issuer tender offer subject to Rule 13e-4.

     ☑    Going-private transaction subject to Rule 13e-3.

     ☐    Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

SCHEDULE TO

      This Amendment No. 7 to the Tender Offer Statement on Schedule TO relates to an offer by WHLP Acquisition LLC (the “Purchaser”), a Delaware limited liability company and wholly owned subsidiary of Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (“Starwood” and together with the Purchaser, the “Filing Persons”) for all of the outstanding units of limited partnership interest (the “Units”) of Westin Hotels Limited Partnership, a Delaware limited partnership (the “Partnership”), at a cash price of $625 per Unit, without interest, reduced by the amount of distributions per Unit, if any, declared or paid by the Partnership from October 1, 2003 until the date on which Purchaser purchases the Units tendered pursuant to the Offer to Purchase and Solicitation Statement, dated November 4, 2003, as it may be supplemented or amended from time to time (the “Offer to Purchase”), upon the terms of and subject to the conditions set forth in the Offer to Purchase and the related Agreement of Assignment and Transfer, as it may be supplemented or amended from time to time (the “Agreement of Assignment and Transfer,” which, together with the Offer to Purchase, constitutes the “Offer”). Because the Offer to Purchase is also serving as a solicitation statement relating to a consent solicitation by the Filing Persons, it has also been filed as part of the Definitive Proxy Statement filed on Schedule 14A by the Filing Persons. Because the tender offer is also a Rule 13e-3 transaction, this Schedule TO is also being filed on the date hereof in compliance with that rule.

      The information set forth in the Offer to Purchase, including all schedules and annexes thereto, and the Agreement of Assignment and Transfer is hereby incorporated by reference herein in answer to the items of the Schedule TO amended hereby.

Item 11.     Additional Information.

     (b) Other Material Information. On January 6, 2004, Starwood mailed a letter to the unitholders discussing the determination of the independent financial advisor engaged by the Partnership that Starwood’s increased offer price of $700 per unit is fair to the limited partners from a financial point of view and stating that Starwood does not intend to further increase its offer price.

Item 12.     Exhibits.

(a)(1)(A)	Offer to Purchase.*
(a)(1)(B)	Agreement of Assignment and Transfer.*

(a)(1)(C)	Consent Form.

(a)(1)(D)	Notice of Withdrawal from the Offer.*
(a)(1)(E)	Notice of Withdrawal from the Kalmia Offer.*
(a)(1)(F)	Letter to Unitholders.*
(a)(3)	Offer to Purchase (filed as Exhibit (a)(1)(A) above).
(a)(5)(A)	Text of Starwood press release, dated August 4, 2003.(1)
(a)(5)(B)	Text of Starwood press release, dated August 20, 2003.(2)
(a)(5)(C)	Letter to Unitholders, dated August 22, 2003.(3)
(a)(5)(D)	Text of Starwood press release, dated August 28, 2003.(4)
(a)(5)(E)	Letter to Unitholders, dated September 23, 2003.(5)
(a)(5)(F)	Letter to Unitholders, dated October 30, 2003.(6)
(a)(5)(G)	Text of Starwood press release, dated October 30, 2003.(7)
(a)(5)(H)	Text of Starwood press release, dated November 4, 2003.(8)

(a)(5)(I)	Text of Starwood press release, dated December 5, 2003.(9)
(a)(5)(J)	Text of Starwood press release, dated December 22, 2003.(10)
(a)(5)(K)	Letter to Unitholders, dated December 22, 2003.(11)

(a)(5)(L)	Letter to Unitholders, dated January 6, 2004.

(d)(1)	Amended and Restated Agreement of Limited Partnership of Westin Hotels Limited Partnership dated as of December 31, 1986, as amended.(12)
(d)(2)	Merger Agreement (included as Annex F to the Offer to Purchase and Solicitation Statement filed as Exhibit (a)(1)(A) above).
(d)(3)	Letter to the Board of Directors of the general partner of the Partnership, dated November 21, 2003.(13)
(d)(4)	Text of Partnership Press Release dated November 25, 2003.(14)

*	Previously filed.

(1)	Incorporated by reference from the Schedule TO filed with the SEC by the Filing Persons on August 4, 2003.

(2)	Incorporated by reference from the Schedule TO filed with the SEC by the Filing Persons on August 20, 2003.

(3)	Incorporated by reference from the Schedule TO filed with the SEC by the Filing Persons on August 25, 2003.

(4)	Incorporated by reference from the Schedule TO filed with the SEC by the Filing Persons on August 28, 2003.

(5)	Incorporated by reference from the Schedule TO filed with the SEC by the Filing Persons on September 24, 2003.

(6)	Incorporated by reference from the Schedule TO filed with the SEC by the Filing Persons on October 30, 2003.

(7)	Incorporated by reference from the Schedule TO filed with the SEC by the Filing Persons on October 30, 2003.

(8)	Incorporated by reference from the Schedule TO filed with the SEC by the Filing Persons on November 4, 2003.

(9)	Incorporated by reference from the Schedule TO filed with the SEC by the Filing Persons on December 5, 2003.

(10)	Incorporated by reference form the Schedule TO filed with the SEC by the Filing Persons on December 22, 2003.

(11)	Incorporated by reference from the Schedule TO filed with the SEC by the Filing Persons on December 22, 2003.

(12)	Incorporated by reference from Exhibit (d)(1) to the Schedule TO filed with the SEC by the Filing Persons on August 27, 2003.

(13)	Incorporated by reference from the Schedule TO filed with the SEC by the Filing Persons on November 21, 2003.

(14)	Incorporated by reference from Exhibit (a)(1)(A) to Amendment No. 1 to the Schedule 14D-9 filed with the SEC by the Partnership on November 25, 2003.

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STARWOOD HOTELS & RESORTS
WORLDWIDE, INC.

By: /s/ KENNETH S. SIEGEL

Name: Kenneth S. Siegel

Title:	Executive Vice President and General Counsel

Date: January 6, 2004

WHLP ACQUISITION LLC

By: /s/ KENNETH S. SIEGEL

Name: Kenneth S. Siegel
Title: Vice President and Secretary
Date: January 6, 2004

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase.*
(a)(1)(B)	Agreement of Assignment and Transfer.*
(a)(1)(C)	Consent Form.
(a)(1)(D)	Notice of Withdrawal from the Offer.*
(a)(1)(E)	Notice of Withdrawal from the Kalmia Offer.*
(a)(1)(F)	Letter to Unitholders.*
(a)(3)	Offer to Purchase (filed as Exhibit (a)(1)(A) above).
(a)(5)(A)	Text of Starwood press release, dated August 4, 2003.(1)
(a)(5)(B)	Text of Starwood press release, dated August 20, 2003.(2)
(a)(5)(C)	Letter to Unitholders, dated August 22, 2003.(3)
(a)(5)(D)	Text of Starwood press release, dated August 28, 2003.(4)
(a)(5)(E)	Letter to Unitholders, dated September 23, 2003.(5)
(a)(5)(F)	Letter to Unitholders, dated October 30, 2003.(6)
(a)(5)(G)	Text of Starwood press release, dated October 30, 2003.(7)
(a)(5)(H)	Text of Starwood press release, dated November 4, 2003.(8)
(a)(5)(I)	Text of Starwood press release, dated December 5, 2003.(9)
(a)(5)(J)	Text of Starwood press release, dated December 22, 2003.(10)
(a)(5)(K)	Letter to Unitholders, dated December 22, 2003.(11)
(a)(5)(L)	Letter to Unitholders, dated January 6, 2004.
(c)(1)	Houlihan Lokey Fairness Opinion dated October 15, 2003 with respect to the October 6, 2003 offer to purchase Units by Kalmia Investors, LLC.(12)
(c)(2)	Houlihan Lokey Fairness Opinion dated August 1, 2003 with respect to the July 24, 2003 offer to purchase Units by Kalmia Investors, LLC.(13)
(c)(3)	Fairness Presentation to the Board of Directors of the General Partner dated August 1, 2003 by Houlihan Lokey.(14)
(c)(4)	Houlihan Lokey Fairness Opinion dated July 18, 2003 with respect to the July 7, 2003 offer to purchase Units by Windy City Investments LLC.(15)
(c)(5)	Draft Refinancing Valuation by Jones Lang LaSalle as of July 24, 2003.(16)
(c)(6)	Draft Refinancing Valuation by Jones Lang LaSalle as of May 7, 2003.(17)
(c)(7)	Appraisal Update Report, The Westin Michigan Avenue-Chicago, Chicago, Illinois, prepared by HVS International dated September 25, 2000.(18)
(c)(8)	Self-Contained Appraisal Update Report, The Westin-Chicago, Chicago, Illinois, prepared by HVS International, dated March 8, 1998.(19)
(d)(1)	Amended and Restated Agreement of Limited Partnership of Westin Hotels Limited Partnership dated as of December 31, 1986, as amended.(20)
(d)(2)	Merger Agreement (included as Annex F to the Offer to Purchase and Solicitation Statement filed as Exhibit (a)(1)(A) above).
(d)(3)	Letter to the Board of Directors of the general partner of the Partnership, dated November 21, 2003.(21)
(d)(4)	Text of Partnership Press Release dated November 25, 2003.(22)

*	Previously filed.

(1)	Incorporated by reference from the Schedule TO filed with the SEC by the Filing Persons on August 4, 2003.

(2)	Incorporated by reference from the Schedule TO filed with the SEC by the Filing Persons on August 20, 2003.

(3)	Incorporated by reference from the Schedule TO filed with the SEC by the Filing Persons on August 25, 2003.

(4)	Incorporated by reference from the Schedule TO filed with the SEC by the Filing Persons on August 28, 2003.

(5)	Incorporated by reference from the Schedule TO filed with the SEC by the Filing Persons on September 24, 2003.

(6)	Incorporated by reference from the Schedule TO filed with the SEC by the Filing Persons on October 30, 2003.

(7)	Incorporated by reference from the Schedule TO filed with the SEC by the Filing Persons on October 30, 2003.

(8)	Incorporated by reference from the Schedule TO filed with the SEC by the Filing Persons on November 4, 2003.

(9)	Incorporated by reference from the Schedule TO filed with the SEC by the Filing Persons on December 5, 2003.

(10)	Incorporated by reference from the Schedule TO filed with the SEC by the Filing Persons on December 22, 2003.

(11)	Incorporated by reference from the Schedule TO filed with the SEC by the Filing Persons on December 22, 2003.

(12)	Incorporated by reference from Exhibit (e)(1) to the Schedule 14D-9 filed with the SEC by the Partnership on October 16, 2003.

(13)	Incorporated by reference from Exhibit (e)(1) to the Schedule 14D-9 filed with the SEC by the Partnership on August 6, 2003.

(14)	Incorporated by reference from Exhibit (e)(2) to the Schedule TO filed with the SEC by the Filing Persons on August 27, 2003.

(15)	Incorporated by reference from Exhibit (e)(1) to the Schedule 14D-9 filed with the SEC by the Partnership on July 18, 2003.

(16)	Incorporated by reference from Exhibit (c)(4) to the Schedule TO filed with the SEC by the Filing Persons on August 27, 2003.

(17)	Incorporated by reference from Exhibit (c)(5) to the Schedule TO filed with the SEC by the Filing Persons on August 27, 2003.

(18)	Incorporated by reference from Exhibit (c)(6) to the Schedule TO filed with the SEC by the Filing Persons on August 27, 2003.

(19)	Incorporated by reference from Exhibit (c)(7) to the Schedule TO filed with the SEC by the Filing Persons on August 27, 2003.

(20)	Incorporated by reference from Exhibit (d)(1) to the Schedule TO filed with the SEC by the Filing Persons on August 27, 2003.

(21)	Incorporated by reference from the Schedule TO filed with the SEC by the Filing Persons on November 21, 2003.

(22)	Incorporated by reference from Exhibit (a)(1)(A) to Amendment No. 1 to the Schedule 14D-9 filed with the SEC by the Partnership on November 25, 2003.